UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Comisión Nacional del Mercado de Valores (CNMV)
Dirección General de Mercados
C/ Edison, 4
28006 Madrid

Seville, 30 December 2015

Dear sirs,

We hereby provide our observations in reply to your request for information under registration number 2015162911, whereby we were requested to provide an answer to some questions.

Note: The figures contained in the information presented below are stated in thousands of €, unless otherwise indicated, and refer to the last closed balance sheet available on the date hereof, i.e. the one dated 30 September 2015.

Information provided in reply to questions

1.                            Reasons why the Company’s directors have filed an application under Article 5.bis of the Spanish Insolvency Act (Ley Concursal), indicating the likelihood to reach any refinancing agreement that will put an end to the status of actual or imminent insolvency.

As you know, in order to strengthen its financial position, on 3 August Abengoa, S.A. (“Abengoa” or the “Company”) announced (filing No. 227258), among other decisions, that its Board of Directors agreed to submit a proposal of capital increase with preferential subscription rights for an amount of € 650 million to the General Meeting of Shareholders.

On such date, the Company began a period of negotiation with a number of financial institutions to reach an agreement that would underwrite the announced capital increase. Such agreement was reached on 24 September 2015, as notified to the CNMV, and would increase the Company’s equity in an effective amount (i.e. nominal plus premium) of € 650 million. On such date, the Company announced (filing No. 228656) that it had reached an agreement with a number of institutions that underwrite such capital increase, subject to compliance with certain conditions.

On 8 November 2015 the Company notified the CNMV (filing No. 230768) that it had reached a framework agreement with Gonvarri Corporacion Financiera S.L. (“Gonvarri”) whereby Gonvarri would acquire a stake in the Company firstly, by means of a capital increase with exclusion of pre-emption rights, and secondly, by subscribing the shares to be allocated to Gonvarri in the capital increase announced on 24 September 2015. Notwithstanding the foregoing, as earlier notified to the CNMV, such agreement was subject to certain conditions including the continuance of the underwriting of the capital increase by insurers as notified on 24 September

2015 (filing No. 228656) and the provision of financial support to the Company by a pool of financial institutions.

Such agreement not only reduced the risk of implementing the capital increase, but also advanced a portion of the funds that the Company had planned to obtain on implementing the capital increase; in the short-term it would provide the Company with funds amounting to € 250 million, and it would strengthen the support provided by the financial institutions.

However, Gonvarri terminated such agreement on the alleged grounds that the conditions applicable to such agreement had not been met; such termination was notified on 25 November to the CNMV by means of a Significant Event Notice (ref. No. 231387).

In view of the above, and whereas no other proposal was received from any other potential subscriber that would immediately replace Gonvarri, the Company decided to initiate a refinancing process to try to reach an agreement with its main financial creditors, aimed to ensure the right framework to carry out such negotiations and provide the Group with financial stability in the short and medium term. In connection with such process, upon a careful assessment of the situation described above and to provide the stability needed to carry out such negotiations with creditors, the Board of Directors of the Company decided that the most appropriate course of action was to file the notice under Article 5 bis of the Insolvency Act 22/2003 of July 9 (Ley Concursal, the “Insolvency Act”). In this regard, as notified to the CNMV on 15 December 2015 (Filing No. 232326), the Commercial Court No. 2 of Seville issued a Decree acknowledging receipt of the notice under Article 5 bis of the Insolvency Act.

At the date of this notice, the Company is negotiating with its main financial creditors Given their high number and diversity, they have been split into groups for such process, as detailed below. Negotiations are at an early stage and involve a very diverse and numerous set of the Group’s financial creditors, and debts subject to different laws and different legal status. Therefore, at this point of time it is not possible to foresee the content of any agreement that may be reached. However, the Company is confident that before the expiry of the deadline set by the Court (28 March 2016) an agreement will be reached so that its financial stability is ensured in the short and medium term.

2.                            Please specify the progress of negotiations with creditors on the date of your reply to this request, including the amount and percentage of liabilities held by the creditors that have signed the agreement or have expressed their intention to sign it on such date of reply.

The restructuring of the Company’s debt must necessarily be based on a business plan to ensure the continuity of business in the short and medium term.

At the date of this notice, such business plan is being prepared by the Company and its financial advisors, and it is simultaneously being monitored by the financial advisor appointed by the financial institutions that have joined the process to date (KPMG). Until completion of such business plan and the review thereof by KPMG, we cannot anticipate the terms of such negotiation, the groups involved or the impact on each of them.

The Company has so far invited all major creditors to create a Steering Committee and a Coordinating Committee aimed to address the negotiations to restructure the debt of the Company and its Group once the business plan becomes available. Such committees are already in operation, have legal and financial advisors and are channelling information between the Company and the other financial creditors of the Group.

In addition, please provide, where appropriate, information on the key aspects of any agreements reached: e.g. extension of deadlines, debt releases, debt capitalizations, conversion of debts into equity loans, payments-in-kind, additional guarantees granted, etc.

As mentioned above, the Company is currently preparing a business plan that will be focused on restructuring the Group’s debt, but no agreements have been reached to date with any creditors.

Notwithstanding the foregoing, please note that on 24 December 2015, the Group executed a loan agreement amounting to € 106 million with maturity on 17 March 2016 with a number of financial institutions. Such loan will be used to cover general corporate needs. To secure such loan a collateral has been granted, inter alia, on the shares in its subsidiary Abengoa Yield Plc. (17,334,598 shares). Additionally, to comply with the obligations undertaken by the Company under the financing agreement signed on 23 September 2015 for an amount of € 165 million (so far drawdown for an amount of € 125 million), the Company has also pledged certain shares in Abengoa Yield Plc. as collateral for such financing (8,196,245 shares).

On the date hereof, the number of shares in Abengoa Yield Plc. used as collateral for the aforementioned financing agreements and for the bridge financing agreement executed in late October 2015 by Abengoa Concessions Investments Limited, is 39,530,843 representing approximately 39.5% of the shares in Abengoa Yield Plc.

In case the agreement is signed by the holders of liabilities described in Article 71 bis.1.b.1º of the Insolvency Act, the Company must submit certification from its statutory auditor on the sufficiency of liabilities, as required under paragraph 2 of such Article, to the CNMV as soon as possible.

As mentioned above, the Company is currently preparing a business plan that will be focused on restructuring the Group’s debt, but no agreements have been reached to date with any creditors.

3.                            Abengoa’s Management must provide a specific representation on its future viability, setting out the main estimates made, and the basis of preparation and the proposed timeline of the viability plan for the Company. Likewise, details should be provided of the various alternatives the Company’s directors have considered to ensure continuity of the business of the Company and its Group in the short and medium term.

Additionally, if pursuant to Article 71 bis.4 of the Insolvency Act an independent expert is appointed and requested to provide a report, inter alia, about the reasonability and feasibility of the viability plan and the proportionality of any guarantees on an arm’s length basis at the time of signing the agreement, such report must be submitted to the CNMV, indicating who has requested such appointment.

As mentioned above, the Company is in the process of preparing a Business Plan that will determine the terms and conditions whereby the Group’s stability will be ensured in the short and medium term.

The Company is working hard, together with its financial advisors, so that the first draft of such business plan is available before the end of January 2016. Such plan must be reviewed and validated by the financial advisor engaged by the creditor institutions.

The Company is confident that by implementing the business plan being prepared and by achieving a reasonable agreement with its main financial creditors, the value of the Company’s stock and its overall financial situation will be restored. Such factors should allow the Company to continue in the short and medium term.

Obviously, whereas such Business Plan has not been completed yet, the appointment of an independent expert has not been requested before the Commercial Registry. Such appointment will be requested in due course if required by the restructuring process to implement the new agreements.

4.                            Additionally, please provide the following information regarding the latest available financial statements:

•                  Consolidated and individual statement of financial position, specifying the main equity components and the most relevant items.

•                  Consolidated and individual income statement.

•                  Details of the total debt of the Company and its Group, broken down by:

a)             Maturities (three months, six months, one to five years and over five years).

b)             Type: with a special privilege (collateral, mortgage, pledge, etc.), with a general privilege (employees, Tax Office, Social Security ...), ordinary loans, subordinated loans, contingent loans of a certain amount (guarantees, warranties, etc.).

c)              Breakdown of debts owed to credit institutions (indicating funding with recourse and without recourse), issuance of negotiable securities, other trade payables and other debts. In addition, all major creditors should be identified for each of these categories together with the amount corresponding to their rights.

•                  Amount of the due and unpaid debt, specifying the amount of principal and interest and also including a breakdown of the amount owed to credit institutions, public agencies and other creditors.

•                  In connection with the amounts described in the foregoing paragraph, please indicate whether any creditor has filed any claim for payment before the Courts or has taken any other legal action, prior to the filing by the Company of an application under Article 5.bis of the Insolvency Act. In such case, please describe the status of such proceedings on the date of declaration of the pre-insolvency situation, and the aggregate amount of any sums claimed before the Courts.

•                  Please disclose the carrying amounts of any assets pledged as collateral for liabilities, specifically indicating whether the Company has been forced to deliver, from 1 January 2015 until the date of filing by the Company of an application under Article 5.bis of the Insolvency Act, any assets pledged as security for debt.

•                  Please disclose the existence of any other security granted by the Company to third parties (guarantees, etc.), specifically indicating whether any creditor has been forced to enforce such security, from 1 January 2015 until the date of filing by the Company of an application under Article 5.bis of the Insolvency Act.

•                  Please provide the current cash budget, showing the cash and cash equivalents, expected collections and payments and the liquidity requirements for the next 3, 6, 9 and 12 months.

•                  Please specify whether on the date of the last financial statements available all contractual terms of financial loans were being met and, if not, please identify any breached clauses, the borrowers of these loans, the consequences of such breach and whether borrowers have applied such consequences.

(a)                       In order to comply with the request for information under this section, please note that the last financial statements available on the date hereof are related to the nine-month period ended 30 September 2015. Therefore, the statement of financial position and income statement for the nine-month period ended 30 September 2015 for Abengoa S.A. and its consolidated Group are attached hereto as Annexes 1 and 2.

(b)                       In addition, a breakdown of the total debt and other risks undertaken by Abengoa S.A. and its consolidated Group is attached hereto as Annexes 3 and 4.

(c)                        As regards the information concerning the due and unpaid debt, please note that on 30 September 2015 no significant amounts of bad debt had been identified.

(d)                       As regards judicial claims, before the date of filing by the Company of an application under Article 5.bis of the Insolvency Act, the Company is not aware of the initiation of any judicial claim or any other significant legal action by any creditor in connection with due and unpaid debt to date, except for the following debts related to the ordinary course of business, which are classified by business areas (such debts were received after the date of the interim consolidated summary financial statements, i.e. 13 November 2015):

Bioenergy

•                                              A number of judicial claims, most of which are related to commercial disputes, were filed in the United States for a total amount of approximately € 11,235.000. These claims are generally in the reply stage.

•                                              A number of applications to set up liens have been filed in the United States for a total amount of approximately € 1,008 thousand. Such applications require no response from the defendant Company.

Engineering and Construction

•                                              There are judicial claims totalling approximately € 75.5 thousand. These claims are under negotiation with the counterparties.

•                                              There are extrajudicial claims for a total aggregate amount of € 40 thousands, also under negotiation.

•                                              In Mexico, there are extrajudicial claims for a total amount of approximately € 0.3 thousands that are under negotiation.

•                                              In Brazil, there are judicial claims for a total amount of approximately € 20,115 thousand, all of which are ongoing.

•                                              In Chile, extrajudicial claims have been received for a total amount of approximately € 389.8 thousands and a further amount of € 30.5 thousand is currently under negotiation with the counterparties.

(e)                        As regards the carrying amount of the assets pledged on 30 September 2015 as security for the total debt disclosed in Annex 4, a breakdown is shown below:

Carrying amount	Balance at 30.09.15 (*)

Property, plant and equipment	104,107
Project property, plant and equipment	12,626,968
Financial investments, cash and cash equivalents	1,901,290
Total	14,632,365

(*) Including the pledged assets related to assets held for sale and discontinued operations broken down in Note 7 to the summary consolidated interim financial statements dated 30 September 2015 and amounting to €9,790,427 thousand.

For the avoidance of doubt, please note that when determining the carrying value of pledged assets we have used the definition of collateral provided for in Spanish law (applying such definition by analogy to those assets that are pledged under other laws).

(f)                         As regards the pledged assets listed above, please note that from 1 January 2015 until the date of filing by the Company of an application under Article 5.bis of the Insolvency Act, the Group has not been obliged to deliver any asset as collateral for debt, except for the following:

•                                              An amount of € 9,727.6 thousand held in a bank account pledged on behalf of Abengoa Bioenergy Netherlands N.V.; such pledge was enforced by the beneficiary thereof as a result of maturity of the secured obligation.

•                                              An amount of € 3,542.3 thousand held in a bank account pledged on behalf of Abener Energía, S.A.; such pledge was enforced by the beneficiary thereof as a result of maturity of the secured obligation.

(g)                        Additionally, as regards the other securities granted to third parties (guarantees, etc.) as detailed in Annex 3 and 4, please note that from 1 January 2015 until the date of filing by the Company of an application under Article 5.bis of the Insolvency Act, no creditor has enforced the same, with the following exceptions:

•                                              Certain corporate guarantees (i.e. personal guarantees at first demand) granted by Abengoa, S.A. in connection with debts owed by subsidiaries have been enforced for an aggregate amount of approximately € 76,053 thousand.

•                                              In addition, certain guarantees granted to third parties as security for obligations of Group companies have been enforced for an aggregate amount of approximately € 2,300 thousand.

It should however be noted that many enforcements of the aforementioned guarantees are based on trade disputes between parties which are common in the ordinary course of business.

(h)                       As regards the current cash budget showing cash and cash equivalents, expected collections and payments and the liquidity requirements for the next 3, 6, 9 and 12 months, the Company does not have such budget. Even though cash forecasts and budgets are periodically prepared, at the date hereof, as mentioned above, the Company is in the process of preparing a business plan that should include, inter alia, the Group’s cash and liquidity forecasts for the coming months.

As mentioned above, it is expected that the first draft of the business plan including the cash and liquidity forecasts, will be available by the end of January 2016, at which time the Company undertakes to provide you with further information on the matter.

(i)                           Finally, please note that the Company is not aware—nor has it received any claims from creditors for such purpose—at 30 September 2015 of any declared breach of obligations under any contractual clause of an essential nature (payment obligations and compliance with financial ratios) set out in the relevant financial loans executed by the Company or the Consolidated Group, where such breach is so serious as to enable creditors under such financial loans to earlier terminate such transactions.

5.                            Please provide any other information you consider relevant to be disclosed to investors and the general public related to the content of the Significant Event Statement mentioned in this request.

At the date of this notice the Company does not believe it necessary to provide any further information in connection with the Significant Event mentioned in your request distinct from that provided in the preceding paragraphs and Annexes.

We are confident that these observations are sufficient to comply with your request, and we remain at your disposal for any further clarification as you may deem necessary.

Sincerely,

José Domínguez Abascal

President of Abengoa, S.A.

Annex 1

Statement of financial position at 30 September and income statement for the nine-month period ended 30 September 2015 for Abengoa S.A.

Balance Sheet of Abengoa S.A. as of September 30, 2015

- Amounts in thousands of euros -

Assets	09/30/2015

Non-current Assets

Concession assets	655
Software	1,201

Intangible assets	1,856

Land and buildings	19,270
Technical facilities and other tangible assets	6,613

Tangible fixed assets	25,883

Equity instruments	430,966
Loans to companies	11,715,711

Long term investments in group and associated companies	12,146,677

Loans to companies	110
Derivatives	15,780
Other financial assets	291

Long term financial investments	16,181

Deferred tax assets	151,446

Non-current assets	12,342,043

Current assets

Client receivables from sales and provision of services	7,290
Sundry accounts receivables	1,358
Receivables from personnel	4,359
Current tax assets	7,447
Other credits with tax authorities	21,631

Trade accounts receivable and other accounts receivable	42,085

Loans to companies	590,387
Other financial assets	15,114

Short term investments in group and associated companies	605,501

Equity instruments	6,010
Loans to companies	37,136
Debt securities	206
Derivatives	6,313
Other financial assets	69

Short term financial investments	49,734

Short term accruals	3,993

Cash and cash equivalents	219,820

Current assets	921,133

Assets	13,263,176

Balance Sheet of Abengoa S.A. as of September 30, 2015

- Amounts in thousands of euros -

Shareholders’ Equity and Liabilities	09/30/2015

Shareholders’ Equity	1,866,458

Capital	91,973

Share premium	1,094,854

Reserves	587,582

(Shares and interests in treasury shares)	(14,011)

Profit/loss for the year	80,635

Other equity instruments	25,425

Adjustments for changes in value	(60,506)

Financial assets available for sale	829

Hedging transactions	(61,335)

Shareholders’ equity	1,805,952

Non-current liabilities

Long term provisions	14,607

Debentures and other marketable securities	313,982
Payable to credit institutions	851,682
Derivatives	68,967
Other financial liabilities	41,717

Long term debt	1,276,348

Long term debts with group and associated companies	8,505,220

Deferred tax liabilities	21,411

Non-current liabilities	9,817,586

Current liabilities

Debentures and other marketable securities	629,222
Payable to credit institutions	226,667
Derivatives	14,957
Other financial liabilities	26,958

Short term debt	897,804

Short term debts with group and associated companies	691,521

Suppliers, group and associated companies	8,320
Sundry creditors	19,767
Personnel (remuneration payable)	12,348
Other debts with tax authorities	9,878

Trade accounts and other accounts payable	50,313

Current liabilities	1,639,638

Total shareholder’s equity and liabilities	13,263,176

Income statement of Abengoa S.A. for the nine-month period

ended September 30, 2015

- Amounts in thousands of euros -

09/30/2015

Net revenues	736,203
Purchases	(11,299)
Other operating income	37,503
Employee expenses	(36,822)
Other operating expenses	(32,852)
Depreciation of fixed assets	(673)

Operating income	692,060

Financial income	38,909
Financial expenses	(645,711)
Change in fair value of financial instruments	7,658
Exchange differences	(4,562)
Other financial revenues and expenses	(15,141)

Financial expenses	(618,847)

Profit before income tax	73,213

Corporate income tax	7,422

Profit/loss for the year from continuous operations	80,635

Profit/loss for the year	80,635

Annex 2

Consolidated summary financial position statement at 30 September, and consolidated income statement for the nine-month period ended 30 September 2015.

Consolidated condensed statements of financial position as of September 30, 2015

- Amounts in thousands of euros -

Assets	09/30/2015

Non-current assets

Goodwill	393,299
Other intangible assets	1,193,750
Intangible assets	1,587,049

Property, plant & equipment	1,253,757

Concession assets in projects	2,502,871
Other assets in projects	927,463
Fixed assets in projects (project finance)	3,430,334

Investments accounted for using the equity method	340,973

Available for sale financial assets	39,898
Other receivable accounts	793,214
Derivative assets	7,281
Financial investments	840,393

Deferred tax assets	1,615,860

Total non-current assets	9,068,366

Current assets

Inventories	415,446

Trade receivables	1,423,319
Credits and other receivables	933,191
Clients and other receivables	2,356,510

Available for sale financial assets	8,596
Other receivable accounts	1,242,778
Derivative assets	28,966
Financial investments	1,280,340

Cash and cash equivalents	1,220,399

5,272,695

Assets held for sale	13,015,631

Total current assets	18,288,326

Total assets	27,356,692

Equity and liabilities	09/30/2015

Equity attributable to owners of the Parent

Share capital	91,973

Parent company reserves	1,693,850

Other reserves	(235,096)

Fully or proportionally consolidated entities	(1,019,818)
Associates	(12,124)

Accumulated currency translation differences	(1,031,942)

Retained earnings	489,774

Non-controlling Interest	1,607,554

Total equity	2,616,113

Non-current liabilities

Project debt	2,379,790

Borrowings	1,580,093
Notes and bonds	2,691,935
Financial lease liabilities	28,330
Other loans and borrowings	91,732

Corporate financing	4,392,090

Grants and other liabilities	227,266

Provisions and contingencies	56,165

Derivative liabilities	82,808

Deferred tax liabilities	315,266

Personnel liabilities	57,704

Total non-current liabilities	7,511,089

Current liabilities

Project debt	696,060

Borrowings	636,629
Notes and bonds	768,382
Financial lease liabilities	10,201
Other loans and borrowings	20,772

Corporate financing	1,435,984

Trade payables and other current liabilities	5,469,094

Income and other tax payables	281,267

Derivative liabilities	93,698

Provisions for other liabilities and charges	13,250
7,989,353

Liabilities held for sale	9,240,137

Total current liabilities	17,229,490

Total Equity and liabilities	27,356,692

Consolidated interim income statement for the nine month period ended September 30, 2015

- Amounts in thousands of euros -

Nine-month ended
09/30/2015

Revenue	4,872,520
Changes in inventories of finished goods and work in progress	26,586
Other operating income	168,224
Raw materials and consumables used	(2,817,261)
Employee benefit expenses	(670,372)
Depreciation, amortization and impairment charges	(362,664)
Other operating expenses	(688,475)

Operating profit	528,558

Financial income	38,776
Financial expense	(578,419)
Net exchange differences	36,607
Other financial income/(expense), net	(155,154)

Financial expense, net	(658,190)

Share of profit (loss) of associates carried under the equity method	8,209

Profit (loss) before income tax	(121,423)

Income tax benefit	118,290

Profit for the year from continuing operations	(3,133)

Profit (loss) from discontinued operations, net of tax	(385,314)

Profit for the year	(388,447)

Profit attributable to non-controlling interests	(2,773)
Profit attributable to non-controlling interests discontinued operations	197,310

Profit for the year attributable to the parent company	(193,910)

Weighted average number of ordinary shares outstanding (thousands)	884,171
Basic earnings per share from continuing operations (€ per share)	(0.01)
Basic earnings per share from discontinued operations (€ per share)	(0.21)

Basic earnings per share attributable to the parent company (€ per share)	(0.22)

Weighted average number of ordinary shares affecting the diluted earnings per share (thousands)	904,797
Diluted earnings per share from continuing operations (€ per share)	(0.01)
Diluted earnings per share from discontinued operations (€ per share)	(0.21)

Diluted earnings per share attributable to the parent company (€ per share)	(0.22)

Annex 3

Breakdown of the aggregate individual debt and other risks undertaken

•                      The aggregate debt of the individual Company as detailed in the statement of financial position for Abengoa S.A. for the nine-month period ended 30 September 2015, broken down by category and type of the same, is shown below:

	Type				Balance due
Category	Special Privilege	General Privilege	Ordinary Loans	Subordinated Loans	on Sep. 2015
Bank borrowings	—	—	1,078,349	—	1,078,349
Issues of marketable securities	—	—	943,204	—	943,204
Other financial liabilities	—	—	68,675	—	68,675
Subtotal	—	—	2,090,228	—	2,090,228
Confirming suppliers	—	—	2,066	—	2,066
Other trade creditors and other payables	—	10,742	16,672	20,833	48,247
Debts with group companies and affiliates (*)	—	—	—	9,196,741	9,196,741
Other liabilities and contingent liabilities	—	—	83,924	—	83,924
Total	—	10,742	2,192,890	9,217,574	11,421,206

(*) The “Debts with group companies and affiliates” heading contains the debts arising from cash pooling agreements signed between Abengoa and group companies with the aim of centralizing the cash surpluses of all companies to distribute the same based on the Group’s needs. Since such agreements have been signed by especially related parties, most of these debts are classified as subordinated loans, in accordance with Spanish insolvency regulations.

•                      With regard to the ‘Other risks undertaken by the Company’ section, and as indicated in the notes to the financial statements report for 2014, please note that the Company has given a number of bank guarantees and surety insurances to secure certain commitments undertaken (bid, performance, financing and other guarantees) to third parties (customers, financial institutions, public agencies and other third parties), directly or through a group Company.

In addition to the above, the Company has delivered guarantees through memorandums of understanding and commitments undertaken in writing to secure certain commitments made (bid, performance, financing and other guarantees) to third parties (customers, financial institutions, public agencies and other third parties), directly or through a group Company.

The following table shows a breakdown of guarantees and surety insurances, and also memorandums of understanding and commitments undertaken in writing by the Company. At 30 September, none of the commitments listed below had been claimed, and, therefore, no liability or additional provision had to be acknowledged in the Company’s financial statements in accordance with the provisions of the Spanish General Accounting Plan (PGC):

Other risks undertaken	Amount at 31 Oct. 2015 (*)	Amount at 31 Dec. 2014
Bank guarantees and surety insurances	1,024,327	1,136,336
Guarantees (memorandums of understanding and commitments undertaken in writing)	7,836,579	5,626,502
Total	8,860,906	6,762,838

(*) Most updated information available.

The most significant changes regarding the information presented in the financial statements for 2014 mainly relate to certain guarantees (memorandums of understanding and commitments undertaken in writing) the Company delivered to a group company for the submission of tenders to implement certain projects.

•                      The maturity of the total debt as detailed in Abengoa S.A.’s Statement of Financial Position for the nine-month period ended 30 September 2015 is shown below:

Category	Up to 3 months	Between 3 and 6 months	Between 6 and 12 months	Between 1 and 5 years	Later	Recognized balance at Sept. 2015
Bank borrowings	52,213	24,076	150,378	801,436	50,246	1,078,349
Issues of marketable securities	91,818	527,215	10,189	313,982	—	943,204
Other financial liabilities	2,923	593	23,442	41,717	—	68,675
Subtotal	146,954	551,884	184,009	1157135	50,246	2,090,228
Confirming suppliers	2,066	—	—	—	—	2,066
Other trade creditors and other payables	38,601	8,546	1,100	—	—	48,247
Debts with group companies and affiliates	691,521	—	—	2,888,470	5,616,750	9,196,741
Other liabilities and contingent loans	14,957	—	—	68,967	—	83,924
Total	894,099	560,430	185,109	4,114,572	5,666,996	11,421,206

•                      Finally, please note that the main creditors of Abengoa S.A.’s total debt for the nine-month period ended 30 September 2015 are certain credit institutions that have signed the various borrowing agreements in the Group, and the bondholders of the relevant marketable securities issued by the Group.

Annex 4

Breakdown of the aggregate consolidated debt and other risks undertaken

•                      As regards Abengoa, S.A.’s aggregate consolidated debt, this Annex contains the amounts, differentiating between debts as detailed in the summary consolidated statement of financial position, and debts included under the ‘Liabilities held for sale’ heading (see Annex 1), which is included in Note 7 to the condensed consolidated interim financial statements for the period ended 30 September 2015.

In order to comply with your request for information, debts were classified mainly as bank borrowings, issue of marketable securities, finance lease liabilities and other borrowings. These categories include debt classified both as Corporate Finance and Project Finance in the interim summary consolidated financial statements for the period ended 30 September 2015.

In this regard, bank borrowings and issues of securities included for presentation purposes as bridge loans in the interim condensed consolidated financial statements for the period ended 30 September 2015, for the purposes of your request for information, fall into the categories of bank borrowings and issues of securities.

In addition, please note that all detailed information on borrowings (corporate and project finance) is shown at amortized cost based on the condensed consolidated statement of financial position at 30 September 2015 and pursuant to the International Financial Reporting Standards (IFRS).

Article 89 of the Insolvency Act provides such classification for the purposes of the insolvency status, distinguishing between privileged (with special privilege or general privilege), ordinary and subordinated loans, although such law may be only applied to those Group companies that are subject to the Spanish Insolvency Act; therefore, in order to evaluate the guarantees existing in other countries and the classification of liabilities, each country’s laws should be taken into consideration.

•                      The aggregate consolidated debt as detailed in Abengoa S.A.’s summary consolidated financial position statement for the 9-month period ended 30 September 2015, by category and type, is shown below:

	Typology				Recognised
Category	Special Privilege	General Privilege	Ordinary Loans	Subordinated Loans	balance at Sept. 2015
Bank borrowings (*)	394,705	—	3,288,530	46,774	3,730,009
Bank borrowings without recourse (Project Finance)	944,982	—	—	—	944,982
Issues of marketable securities	—	—	4,004,109	—	4,004,109
Issues of securities without recourse (Project Finance)	73,789	—	—	—	73,789
Finance lease liabilities (**)	38,531	—	—	—	38,531
Other borrowings	36,576	—	75,928	—	112,504
Corporate and Project Financing	1,488,583	—	7,368,567	46,774	8,903,924
Confirming suppliers	1,233,242	—	970,175	—	2,203,417
Other trade creditors and other payables	—	55,282	3,170,389	40,006	3,265,677
Other liabilities and contingent loans	11,280	281,267	197,936	40,636	531,119
Total	2,733,105	336,549	11,707,067	127,416	14,904,137

(*) Not considering the bridge financing for the Atacama 1 solar project, Chile, amounting to € 225,726 thousand, because it is consolidated within the APW-1 company included by the equity method (see Explanatory Note 10.1 to the consolidated summary interim financial statements of 30 September 2015).

(**) According to Article 90 of the Insolvency Act, ‘loans with special privilege’ means loans arising from leasing or sale contracts with deferred price on movable or immovable property, in favour of lessors or sellers and, if applicable, funders, on the property leased or sold with reservation of title, with a prohibition on disposition or with a termination clause in case of non-payment. In this regard, all liabilities arising from finance leases are loans with special privilege.

•                      In addition, the total consolidated debt included under the ‘Liabilities held for sale’ heading in Abengoa S.A.’s summary consolidated financial position statement for the nine-month period ended 30 September 2015 is shown below:

	Type				Balance
Category	Special Privilege	General Privilege	Ordinary Loans	Subordinated Loans	due on Sept. 2015
Bank borrowings	214,495	—	172,251	—	386,746
Bank borrowings without recourse (Project Finance)	5,507,100	—	—	—	5,507,100
Issues of securities without recourse (Project Finance)	769,486	—	226,808	—	996,294
Corporate and Project Financing	6,491,081	—	399,059	—	6,890,140
Other trade creditors and other payables	—	207	121,155	4,864	126,226
Other liabilities and contingent loans	110,320	31,700	374,765	286,942	803,727
Total	6,601,401	31,907	894,979	291,806	7,820,093

•                      As regards the ‘Other risks undertaken by the group’ heading, and as indicated in the notes to the consolidated financial statements for year 2014, please note that the group has delivered a number of bank guarantees and surety insurances to secure certain commitments undertaken (bid, performance, financing and other guarantees) to third parties (customers, financial institutions, public agencies and other third parties), directly by the Company groups or through the controlling Company to a Group company.

In addition to the above, the Group has delivered a number of guarantees through memorandums of understanding and commitments undertaken in writing to secure certain commitments undertaken (bid, performance, financing and other guarantees) to third parties (customers, financial institutions, public agencies and other third parties), directly by the Company groups or through the controlling Company to a Group company.

The following table shows a breakdown of guarantees and surety insurances, and also memorandums of understanding and commitments undertaken in writing by the Group. At September 30, none of the commitments listed below had been claimed, and, therefore, no liability or additional provision had to be acknowledged in the consolidated summary financial statements in accordance with the International Financial Reporting Standards (IFRS):

Other risks undertaken	Amount at 31 Oct. 2015 (*)	Amount at 31 Dec. 2014
Bank guarantees and surety insurances	1,672,076	1,672,837
Guarantees (memorandums of understanding and commitments undertaken in writing)	8,984,748	5,789,243
Total	10,656,824	7,462,080

(*) Most updated information available.

The most significant changes regarding the information presented in the financial statements for 2014 are mainly related to certain guarantees (memorandums of understanding and commitments undertaken in writing) the controlling company delivered to a group company for the submission of tenders to implement certain projects.

•                      Additionally, the maturity of the consolidated total debt as detailed in Abengoa S.A.’s consolidated condensed financial position statement for the nine-month period ended 30 September 2015 is shown below:

	Up to 3 months	Between 3 and 6 months	Between 6 and 12 months	Between 1 and 5 years	Later	Recognised balance at Sept. 2015
Bank borrowings	387,694	347,075	243,531	2,647,500	104,209	3,730,009
Bank borrowings without recourse (Project Finance)	200,850	961	136,597	251,291	355,283	944,982
Issues of securities	167,888	571,060	45,415	2,726,619	493,127	4,004,109
Issues of marketable securities without recourse (Project Finance)	—	—	—	9,400	64,389	73,789
Finance lease liabilities	3,047	1,629	5,525	15,964	12,366	38,531
Other borrowings	6,895	5,700	8,177	83,443	8,289	112,504
Total	766,374	926,425	439,245	5734217	1,037,663	8,903924
Confirming suppliers (*)	—	—	—	—	—	2,203,417
Other trade creditors and other payables (*)	—	—	—	—	—	3,265,677
Other liabilities and contingent loans (*)	—	—	—	—	—	531,119
Total	766,374	926,425	439,245	5,734,217	1,037,663	14,904,137

(*) Debt maturing within one year, as detailed in the information that will be available in the Notes to the financial statements for the year ended 2015.

•                      In addition, the maturity of the debt included under the ‘Liabilities held for sale’ heading in Abengoa S.A.’s summary consolidated financial position statement for the nine-month period ended 30 September 2015 is shown below:

Category	Up to 3 months	Between 3 and 6 months	Between 6 and 12 months	Between 1 and 5 years	Later	Recognized balance at Sept. 2015
Bank borrowings	180,354	449	106,158	43,188	56,597	386,746
Bank borrowings without recourse (Project Finance)	437,702	23,760	68,080	1,262,807	3,714,751	5,507,100
Issues of securities without recourse (Project Finance)	22,519	665	8,881	304,688	659,541	996,294
Corporate and Project Financing	640,575	24,874	183,119	1,610,683	4,430,889	6,890,140
Confirming suppliers (*)	—	—	—	—	—	—
Other trade creditors and other payables (*)	—	—	—	—	—	126,226
Other liabilities and contingent loans (*)	—	—	—	—	—	803,727
Total	640,575	24,874	183,119	1,610,683	4,430,889	7,820,093

(*) Debt maturing within one year, as detailed in the information that will be available in the Notes to the financial statements for the year ended 2015.

•                      Finally, please note that the main creditors of Abengoa S.A.’s total consolidated debt for the nine-month period ended 30 September 2015 are certain credit institutions that have signed the various borrowing agreements in the Group, and the bondholders of the relevant marketable securities issued by the Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: December 30, 2015	By:	/s/ José Domínguez Abascal
Name: José Domínguez Abascal
Title: CEO